CGB Green Liberty Notes, LLC

Form C-AR
Annual Report



Table of Contents

Business Plan

Description of Business

CGB Green Liberty Notes, LLC, a Connecticut limited liability company organized on October 15th, 2021 (the "**Company**"). The Company is located at 75 Charter Oak Avenue, Suite 1-103, Hartford, CT 06106, United States, and its website address is: invest.ctgreenbank.com.

The Company - CGB Green Liberty Notes, LLC

The Company (or "**Issuer**") is a recently formed, special purpose, Connecticut, domestic limited liability company that is a direct wholly-owned subsidiary of **CEFIA Holdings LLC** ("**the Member**"or "**CEFIA Holdings**"). The Member is wholly owned by the Green Bank. The Company has received a loan from the Connecticut Green Bank which it has and will continue to use to contractually pay the Member to receive the revenues from the recapitalization of the Small Business Energy Advantage ("**SBEA**") loan program (described below). Those revenues are used to back the Green Liberty Notes. This structure has been created to offer everyday investors the opportunity to be a part of this successful program.

The Member - CEFIA Holdings LLC

The Member is a Connecticut limited liability corporation, wholly owned by the Green Bank. The Member is the sole member and 100% owner of the Company. The Member is a party to the Master Purchase Agreement (defined below) with Eversource Energy and Amalgamated Bank detailed below.

The Parent - Connecticut Green Bank

The Member is a wholly owned subsidiary of the Green Bank. The Green Bank is the nation's first green bank, with a mission to confront climate change and provide all of society a healthier and more prosperous future by increasing and accelerating the flow of private capital into markets that energize the green economy. Since its inception, the Green Bank has mobilized over $2.1 billion of investment into Connecticut's clean energy economy at nearly an 8 to 1 leverage ratio of private to public funds, supported the creation of over 25,000 direct, indirect, and induced job-years, reduced the energy burden on nearly 57,000 families (in particular low-to-moderate income ("LMI") families) and 6,000 businesses, deployed nearly 495 MW of clean energy that will help avoid over 10.6 million tons of CO_2 emissions and save over $302 million of public health costs over the life of the projects, and helped generate over $106 million in individual income, corporate, and sales tax revenues to the State of Connecticut.[1]

---

[1] *Connecticut Green Bank Comprehensive Annual Financial Reports*

The Green Bank, through its subsidiaries and partnerships, including the Company, aims to achieve the following three goals:

1. To leverage limited public resources to scale-up and mobilize private capital investment in the green economy of Connecticut.

2. To strengthen Connecticut's communities, especially vulnerable communities, by making the benefits of the green economy inclusive and accessible to all individuals, families, and businesses.

3. To pursue investment strategies that advance market transformation in green investing while supporting the organization's pursuit of financial sustainability.

The Green Liberty Notes achieve each of these three goals. First, the innovative recapitalization of the SBEA program (which will back the Green Liberty Notes and is explained in detail in the "Business Plan" section below) has allowed the Green Bank, through the Member, to attract $70.2M of private capital with a Green Bank Investment of just $7.8M as of September 1, 2022. Second, the SBEA program strengthens Connecticut communities by making interest-free energy efficiency loans available to small businesses and governments who otherwise would not have access to them. Lastly, the Notes are expected to advance market transformation as the first one-year, designated Green Bond, crowdfunded debt offering in the United States.

Business Plan Overview

The Company is raising capital to allow everyday Connecticut residents a chance to take part in its work to grow the green economy in Connecticut. The Company will back this capital raise with proceeds from energy-efficiency-upgrade loans to small business, municipal and state customers through an existing program called the SBEA program. The Company has chosen an innovative crowd-funding structure of one year, $100 minimum denomination, "Green Liberty Notes" to make investing in this program more accessible to all investors.

The SBEA program is part of the Energize CT initiative and is jointly managed by The Connecticut Light and Power Company d/b/a Eversource Energy ("Eversource") and The United Illuminating Company ("UI", and together with Eversource, the "Utilities"). The program commenced in 2000 and includes a financing component that provides interest-free loans to commercial, industrial, and municipal customers in Eversource and UI territories undertaking energy efficiency retrofit projects. Unless all the Purchasers agree otherwise in writing the general parameters for SBEA loans are: up to 4 years in term; up to $100,000 per electric meter for commercial and industrial customers or $1,000,000 for state and municipal customers; and repaid on the customer's electric bill. The loans related to the Company's capital raise are initially funded through a mix of Eversource balance sheet capital and funding from the Connecticut Energy Efficiency Fund ("CEEF"). CEEF is used to provide an interest rate buy-down (making customer-facing loans interest free), reimbursement for all loan losses, and reimbursement for administrative expenses associated with running the SBEA program.

Designation of Bonds as Green Bonds

Per the International Capital Market Association (ICMA), Green Bonds are any type of bond instrument where the proceeds will be exclusively applied to finance or re-finance, in part or in full, new and/or existing eligible Green Projects and which are aligned with the four core components of the Green Bond Principles. The four core components are: 1. Use of Proceeds; 2. Process for Project Evaluation and Selection; 3. Management of Proceeds; and 4. Reporting.

Kestrel Verifiers has determined that the CGB Green Liberty Notes are in conformance with the four core components of the ICMA Green Bond Principles, as described in Kestrel Verifiers' 'Second Party Opinion'. They also noted that this issuance will support and advance Goals 7, 9, and 12 of the United Nations Sustainable Development Goals.

Independent Second Party Opinion on Green Bonds Designation and Disclaimer

For over 20 years, Kestrel Verifiers has been consulting in sustainable finance. Kestrel Verifiers, a division of Kestrel 360, Inc. is an Approved Verifier accredited by the Climate Bonds Initiative (CBI) and an Observer for the ICMA Green Bond Principles and Social Bond Principles. Kestrel Verifiers reviews transactions in all asset classes worldwide for alignment with ICMA Green Bond Principles, Social Bond Principles, Sustainability Bond Guidelines and the Climate Bonds Initiative Standards and criteria.

The Second Party Opinion issued by Kestrel Verifiers does not and is not intended to make any representation or give any assurance with respect to any other matter relating to the bonds. Designations by Kestrel Verifiers are not a recommendation to any person to purchase, hold, or sell the bonds and such labeling does not address the market price or suitability of these bonds for a particular investor and does not and is not in any way intended to address the likelihood of timely payment of interest or principal when due.

In issuing the Second Party Opinion, Kestrel Verifiers has assumed and relied upon the accuracy and completeness of the information made publicly available by the Company or that was otherwise made available to Kestrel Verifiers..

The Market

The SBEA program fits squarely within the Company's scope and goals. The unique qualities of the loans (0% interest, payback on the electric bill, and a free energy assessment) make green financing accessible to businesses and governments who otherwise would not have the opportunity.

Specifically, SBEA loans are available to Commercial and Industrial Eversource customers that use less than 1,000,000 kWh annually across all of their CT properties and UI customers with an average 12-month peak demand between 10 and 200kW. The Member only receives loan revenues from SBEA customers in Eversource territory. The market for future loans is not relevant to this issuance as the debt service coverage for the Green Liberty Notes offered has been calculated based solely on revenue from loans that are already in repayment, and future issuances will not be fully or partially backed by these loan revenues unless the projected debt service coverage ratio for this issuance remains above 2.0x.

Products and Services

The Company will pay investors with revenues received through the loan repayments by SBEA program borrowers including any recoveries for delinquent loans from the CEEF (via Eversource as agent for the CEEF). The SBEA program enables more customers to participate and receive interest-free loans for energy efficiency improvements. Property improvements made possible under the SBEA program include energy efficiency projects that allow customers to access the benefits of LED lighting, modern heating and cooling, better indoor air quality, lower energy costs, and a better way of life.

Background and Current Structure of the SBEA Loan Program

The Joint Committee of the CT Energy Efficiency Board ("EEB") and Green Bank identified sourcing lower cost capital from the private sector as a priority initiative for the SBEA program, as a means to

- alleviate stress to utility balance sheets,

- reduce CEEF interest-rate buy-down expenses, and

- increase the loan capital available to small business, municipal and state efficiency measures through the SBEA program.

In 2016, the Green Bank, acting through the Member and the Utilities, began an effort to source private capital to achieve these goals. In that effort, the Green Bank released two Requests for Proposal ("RFPs"). After receiving numerous submissions, the Green Bank and the Utilities selected the proposal submitted by Amalgamated Bank ("**Amalgamated**").

Amalgamated is America's largest B Corporation bank with a history reaching back 95 years. Amalgamated's stated mission is to be America's socially responsible bank, which includes addressing climate change and supporting growth of clean and green energy. The selected proposal from Amalgamated created a 3-year commitment to purchase "Qualifying Loans", which included both existing Eversource SBEA loans and loans to be originated by Eversource after the agreement was signed. Through the agreement, Amalgamated has purchased an undivided 90% interest and the Member has purchased an undivided 10% interest in all SBEA "Qualifying Loans" originated by Eversource that meet established underwriting and servicing requirements. In the spring of 2022, an Amended and Restated Master Purchase and Servicing Agreement was signed between the parties, extending the commitment to purchase loans through the end of 2024. That Agreement also increased the Member's 10% interest in future purchased loans to 20% and reduced Amalgamated's from 90% to 80%. Being satisfied with the loan facility, the Member sought and received an increased share of future loan purchases. As of September 7, 2022, the Master Purchase and Servicing

Agreements by and between Amalgamated, the Member and Eversource (as amended and restated, the "Master Purchase Agreements") have resulted in $71M of SBEA Qualifying Loans being purchased by Amalgamated and $8.3M purchased by the Member.

This structure was chosen over others because it delivered the lowest overall cost of capital and greatest savings to CEEF budget, retained existing utility origination and contractor payment processes, and did not require a new special purpose entity or require CEEF to fund a reserve account. The structure also leveraged the Member's participation to reduce risk and improve financing terms for CEEF. The Member receives the same rate of return as Amalgamated, however the Member's interest (originally 10% now 20%) is subordinated to Amalgamated's as Senior Lender. The key benefit of the Amalgamated proposal as compared to the previous financing process at Eversource was a lower overall cost of capital.

"Qualifying Loans" purchased by Amalgamated and the Member must satisfy the following underwriting standards.

- Must not have had more than 4 late payments in any 12-month period

- Must be current on the electric utility bill

- Must not have payment agreements

- Must have an electric utility account with Eversource and have been in business for at least 1 year

- Unless all the Purchasers agree otherwise in writing, loans must have a maximum original balance of $100,000 for SBEA commercial customers, and $1,000,000 for state and municipal customers and a maximum term of 4 years.


Master Purchase & Servicing Agreement
Eversource
[Servicer]
Loan purchase $ [80%]
On-bill loan repayments $
Ownership of loans
Amalgamated Bank
[Senior Lender]
On-bill Loan repayments $
Loan purchase $ [20%]
Ownership of loans
CEFIA Holdings
[Subordinate Lender]
Eversource
[Agent for CEEF]
Reimbursement for loan losses

Figure 1: Diagram of the Master Purchase & Servicing Agreement between the Member, Amalgamated Bank, and Eversource, illustrating how each entity supports the SBEA Loan Program financing.

Delinquency

As of August 31st 2022, just 5.4% of the total loan balance owed to the Company was delinquent. A loan is deemed "delinquent" after 4 months of missed payments. At that point Eversource (acting as agent for CEEF) will contact the customer and investigate if there has been an error or if the customer will be able to catch up with payments, before paying the Member for the delinquent loan balance. As a result of the timing of tranche purchases and loan retirements, the delinquency percentage of the portfolio can vary by a few percentage points over the course of a year which the Issuer does not consider will materially change its ability to fund its debt service obligations.

Debt-Service Coverage

Under the Master Purchase Agreement, qualifying SBEA loans are periodically combined into tranches and sold to the Member and Amalgamated . The frequency of tranche purchases depends on loan volume and the parties' discretion. Currently, there are 12 active tranches of loans currently in repayment. The Company has bought the Member's participation interest in future revenues therefrom. The revenue received over time

from these 12 tranches, and any additional participation interest in future tranches purchased by the Company, will cover the principal and interest for the Green Liberty Notes with a projected debt service coverage ratio of more than 2.0x. The Company will also maintain, at all times, at least a 1.0x coverage of this issuance of Green Liberty Notes, within a debt reserve fund. The revenue from these 12 tranches may be used by the Company to fully or partially back future issuances, but the company covenants that projected debt-service coverage ratio will always remain above 2.0x for this issuance. The Company expects this to be the case regardless of whether the Target Offering Amount or an amount up to the Maximum Offering Amount is raised.

COVID-19

Connecticut has made great efforts to control the spread of COVID-19. As of September 1st, 2022, 81% of residents were fully vaccinated. However, Covid-19 has had a significant impact on the pipeline of SBEA loans. 2020 saw just $4.75M in loans purchased by the Purchasers (the Member and Amalgamated) compared to $14.83M in 2019. However, the program has already shown signs of recovery with $11.2M of loans purchased in 2021. The Company expects the SBEA program to grow, allowing for more Green Liberty Note issuances in 2022 and beyond.

Types of Energy Efficiency Upgrades Enabled by the Program

Examples of typical energy-efficient upgrades include:

Lighting – interior/exterior

- High-performance lighting
- Induction and LED lighting
- Occupancy sensors
- Photocells

Heating/ventilation/air conditioning

- Energy-efficient equipment upgrades
- Programmable thermostats
- Energy management systems

Refrigeration

- Anti-condensation door heater controls
- Evaporator fan controls
- Night covers
- Electronically commutated motors
- Energy-efficient kitchen equipment

Natural gas-saving equipment

- Spray nozzles
- Showerheads
- Aerators
- Programmable thermostats
- Pipe and duct insulation
- Energy management systems
- Indoor boiler reset controls
- Heating equipment
- Water heating equipment
- Kitchen equipment
- Infrared space heaters
- Envelope measures

Other improvements

- Air compressors
- Variable frequency drives
- Premium-efficiency motors
- Custom measures

How Businesses Obtain and Repay Their SBEA Loans

The SBEA program works as follows:

Step 1 - Businesses apply for a no-obligation energy assessment with an SBEA program-authorized contractor. These licensed professionals have been selected by the utility, work throughout the state and are fully trained in how the program works.

Step 2 - Once the utility determines that a customer is eligible for the program, the contractor schedules an energy assessment.

Step 3 - The contractor conducts an energy assessment of the facility free of charge. The utility reviews the assessment and, if approved, the contractor presents the customer with a proposal. The comprehensive proposal includes energy-saving improvements that make sense for the customer's business, complete installation costs and estimated energy savings, along with the incentives that they qualify for and their financing options.

Step 4 - After the paperwork is signed, the project commences - in some cases within 30 days. SBEA program incentives offset a portion of the cost of qualifying improvements.

Step 5 - Interest-free financing for the balance of the project is made available for qualified customers. The financed amount will appear on their monthly electric bill, allowing them to make just one monthly payment for both the SBEA loan and their electric bill.

These financial incentives help get more projects completed, with energy-saving for the consumer, new business for energy efficiency contractors, and climate benefits for us all.

Sales & Customer base

SBEA program customers include Commercial and Industrial Eversource customers that use less than 1,000,000 kWh annually across all of their CT properties.

Many types of small businesses can benefit from SBEA loans, for example:

- Restaurants
- Car washes
- Churches/synagogues/meeting centers
- Long term care/ Assisted living
- Libraries, museums and more
- Retail stores
- Office settings: insurance and real estate brokers, law offices, doctor's offices, accounting firms, etc.
- Grocery and convenience stores
- Non-profit organizations
- Gyms

Thousands of Connecticut small business and commercial customers have benefited from SBEA. Some example projects include:

Examples* of Small Business and Commercial Customers that have Benefited from SBEA			
PROJECT:	**Family Farm**	**Independently Owned Grocery Store**	**Museum**
PROJECT DESCRIPTION:	Energy Efficient Lighting and Occupancy Sensors	Energy Efficient Lighting, Occupancy Sensors, Cooler Night Covers, Motors, and Controls	Energy Efficient Lighting and Occupancy Sensors
TOTAL COST:	$5,899	$218,597	$32,175
CONNECTICUT	$2,947	$69,945	$9,605

ENERGY EFFICIENCY FUND INCENTIVE:			
MONTHLY LOAN PAYMENT (ZERO PERCENT INTEREST):	$227/13 months	$5,946/25 months	$940/24 months
NET MONTHLY ELECTRIC SAVINGS (DURING LOAN PERIOD):	$26	$127	$53
NET MONTHLY ELECTRIC SAVINGS (AFTER THE LOAN IS PAID OFF):	$253	$6,073	$993
*Note - Each project has a unique set of costs and cost savings. This is provided only for informational purposes.			

Table 1: Examples of Small Business and Commercial Customers that have Benefited from SBEA

Service Providers

The Connecticut Light and Power Company (CLP) (DBA "Eversource")

CLP, a subsidiary of Eversource Energy, is a Connecticut Utility company that acts as the Loan servicer for SBEA loans given to Small Business customers in its territory. As the loan servicer they are required to:

- Invoice borrowers through a separate line item on their monthly utility bill.

- Send monthly loan statements that detail the amount due for that month as well as any past due amount.

- Track all customer repayments, delinquencies, and prepayments through its own system.

- Prepare a monthly aging report

- Notify by telephone call any customer that is 60 days or more delinquent

- If full payment is not made within 30 days after notice by telephone call, send a delinquency letter and initiate the collection process by engaging a third-party collection agency

- Satisfy energy charges prior to satisfying any finance charges in cases when a customer pays only a portion of the utility bill.

- On a monthly basis remit all payments received in respect of the loans, minus any late fees, to the Purchasers (the Member and Amalgamated Bank) in accordance with their respective Percentage Interests and the terms of the Master Purchase Agreement

Connecticut Energy Efficiency Fund (CEEF)

In 1998, the Connecticut General Assembly passed Public Act 98-28 which created the Connecticut Energy Efficiency Fund. Every three years the Utilities submit to the Department of Energy and Environmental Protection (DEEP) for approval, and subsequently to the Public Utilities Regulatory Authority ("PURA"), for funding, the Conservation and Load Management Plan ("C&LM Plan"). This is in accordance with Connecticut General Statutes Section §16-245m. The C&LM Plan outlines their implementation plan for cost-effective electric and natural gas energy-efficiency programs and market transformation initiatives using CEEF funds. The C&LM Plan and CEEF spending is reviewed before submission to DEEP by the Energy Efficiency Board ("EEB") which is an appointed group of 15 members from public and private entities. Utilities are thus incentivized, via regulatory oversight, to optimize the deployment of energy efficiency measures in their given service territories.

The C&LM Plan provides, in part, for certain credit enhancements and support to the SBEA Program from CEEF funding. CEEF is funded by: (1) the Conservation Adjustment Mechanism ("CAM", an additional charge from both electric and gas customers), (2) funds from the Regional Greenhouse Gas Initiative ("RGGI"), and (3) funds from the Independent System Operator New England's ("ISO-NE") forward capacity market.

Figure 1-J: Electric Program Funding Sources

	2022 Eversource Electric Revenues	2022 UI Revenues	2022 Combined Total	2023 Eversource Electric Revenues	2023 UI Revenues	2023 Combined Total	2024 Eversource Electric Revenues	2024 UI Revenues	2024 Combined Total
ISO-NE FCM	$24.6	$4.9	$29.5	$16.1	$3.2	$19.3	$12.7	$2.7	$15.4
RGGI	$16.6	$4.2	$20.8	$14.1	$3.5	$17.6	$13.5	$3.4	$16.9
CAM (Net of Gross Receipts Tax)	$123.7	$25.8	$149.5	$115.4	$26.2	$141.6	$115.7	$25.9	$141.6
TOTAL (Energy Efficiency Revenues)	$164.9	$34.9	$199.8	$145.5	$32.9	$178.4	$141.9	$32.0	$173.9

*In millions. Totals may vary due to rounding.

Table 2: Table of CEEF Expected Revenues for 2022-2024. Source: 2022-2024 Conservation and Load Management Plan

CEEF is a "virtual" fund (i.e., not held by a legal entity formed specifically for the purposes of the CEEF) which sits on the Utilities' balance sheets and is allocated to specific programs per the approved C&LM Plan. The less than $3M of delinquent loans over the past 3 years compares favorably to the approximately $151M average annual Eversource CEEF funding over the next 3 years.

The Utilities budget annually in advance for the anticipated SBEA loan losses, interest rate expenses, and administrative costs. Under the Master Purchase Agreement, annual CEEF budget requirements will be estimated by the Utilities and reviewed together with the Member. The three principal SBEA-related costs for the CEEF budget and their application in the proposed recapitalized SBEA program are described below.

- Interest rate expense: Budget for the discount to Qualifying Loan value determined prior to each loan portfolio sale to Amalgamated and the Member through the Loan Purchase Facility. This is the interest rate buy-down that enables the customer-facing loans to be interest free,

- Loan losses: Loan losses will initially be absorbed by the Member's subordinated interest. Once a loan has been declared written off by the utilities, the full outstanding repayment requirement will be drawn from the CEEF budget account held by Eversource and transmitted to the Member to reimburse its loss.

- Administrative costs: Administrative expenses incurred by Amalgamated and the Member as outlined in the appended term sheet.

In the event that the overall annual CEEF budget allocated to the SBEA program is not sufficient to meet obligations to the Member in any given year, any deficit would be included in and reimbursed to the Member as part of the subsequent years' CEEF budget allocation process.

Competition

The SBEA loans that are backing the Green Liberty Notes have already been executed and are currently in repayment. There is no competition risk in this transaction.

Regulatory Approvals

The only permits required for the SBEA energy efficiency projects are building permits. These were obtained by the contractors who performed the installations and upgrades.

Corporate Structure

CGB Green Liberty Notes, LLC is a wholly owned subsidiary of the Member which is a wholly owned subsidiary of the Parent. Below is a diagram showing the relevant entities and the roles they play in this transaction.

The Company will leverage its relationships with the Member and the Parent as key intermediaries in its relationship with Eversource. The Parent has provided a loan to the Company, which the Company has used to contractually purchase a 100% participation interest in the future SBEA revenues from the first 12 tranches (this did not include the outstanding delinquencies to be paid by CEEF at the time) from the Member. The Company will continue to draw on the loan from the Parent to purchase a 100% participation interest in additional SBEA loan tranches purchased by the Member. As payments come in, the Member will receive and transfer those SBEA revenues to the Company which will use them to repay the principal and interest of the Green Liberty Notes and the loan from the Parent.



Green Liberty Notes 2022
Transaction Diagram
CONNECTICUT GREEN BANK
CT Small Businesses
$
SBEA Loans
Eversource
SBEA Loans
Loan to purchase SBEA Loan Revenue
CT Green Bank
CGB Green Liberty Notes LLC
Loan Repayments
Green Liberty Notes
$
Notes
CEFIA Holdings
$
SBEA Loan Revenues
Retail Investors
1

Figure 2: Diagram of the core business transaction that enables the issuance of the Green Liberty Notes, illustrating how investments in this offering will allow investors the opportunity to take part in the successful recapitalization of the SBEA Program, and how investors in this offering ("Retail Investors") are anticipated to be repaid.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Beyond the First Year after the Purchase

At any time after one year from when the securities were issued, the securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Directors, Officers, and Employees

The Company is wholly owned and managed by the Member, a subsidiary of the Parent.

Officers

The Company has no officers. Below are the officers of the Parent:

Bryan Garcia

> Employer: Connecticut Green Bank
>
> Title: President and CEO
>
> Dates of Service: June 2011 - Present

Bryan Garcia is the president and CEO of the Connecticut Green Bank, the nation's first state-level green bank. Before joining the Green Bank, Garcia was program director for the Yale Center for Business and the Environment. At Yale, Garcia led efforts to develop a leading global program responsible for preparing environmental leaders for business and society. He holds a B.S. degree in political economy of natural resources from U.C. Berkeley, M.P.A. in public and non-profit administration and an M.B.A. in finance from New York University, and an M.E.M. degree from Yale University.

Brian Farnen

> Employer: Connecticut Green Bank
>
> Title: General Counsel and Chief Legal Officer
>
> Dates of Service: December 2011 - Present

Other Positions:

Employer: University of Connecticut

Title: Adjunct Professor

Dates of Service: January 2017 - Present

As General Counsel and Chief Legal Officer for the Connecticut Green Bank, the nation's first green bank, Brian directs all legal, legislative and regulatory affairs. Brian was an attorney with the AmLaw 100 law firm Edwards Angell Palmer & Dodge before accepting a position with Sikorsky Aircraft as a senior attorney. At Sikorsky, Brian provided legal counsel for the majority of Sikorsky's strategic international sales campaigns and oversaw all global environmental, health and safety legal matters. Brian obtained his Bachelor of Arts Degree from the University of Connecticut. He went on to earn both his Juris Doctorate and Masters of Business Administration from the University of Connecticut School of Law and School of Business, respectively. Brian is currently an adjunct professor at the undergraduate and graduate level teaching business law, financial regulation and ethics.

Bert Hunter

Employer: Connecticut Green Bank

Title: Executive Vice President and Chief Investment Officer

Dates of Service: June 2012 to Present

As Chief Investment Officer of the Connecticut Green Bank, Bert leads the finance team's development of new and innovative financing programs that attract more private capital to scale-up the state's clean energy investments, including energy efficiency, renewables and alternative fuel vehicles and associated infrastructure. Bert was Vice President of Finance and Chief Financial Officer of Spectrum Capital, Ltd, an investment bank focused on commercial aircraft finance and investment in U.S. electric power generation. Prior to Spectrum, Bert was the treasurer of the international leasing company of Chemical Bank, where he managed the funding for a billion-dollar portfolio of aircraft and equipment loans and leases outside the United States. Bert is an alumnus, a former Trustee and former member of the Board of Visitors of Wake Forest University (BS) and received his MBA from the Wharton School at the University of Pennsylvania.

Mackey Dykes

Employer: Connecticut Green Bank

Title: Vice President of Financing Programs

Dates of Service: February 2012 to Present

Mackey joined the Connecticut Green Bank in 2012, where he leads the Commercial and Industrial Programs. Prior to joining the Connecticut Green Bank, Mackey was the White House Liaison at the U.S. Department of Energy. He has also held leadership positions in several political campaigns. He holds a Bachelor of Science degree in Political Science from Vanderbilt University.

Directors

The Company has no Directors.

Current Employees

The Company currently has no full-time employees. The Member currently has no employees. The Parent has 43 employees.

Capital Structure and Ownership

Terms of the Regulation CF Securities

CGB Green Liberty Notes - Round 4		
Link to SEC Filing	**Terms**	**Voting Rights**
https://www.sec.gov/hives/edgar/data/1898/00017475842200000001747584-22-0000ndex.htm	**Green Liberty Notes** 3.5% Annual Interest Rate Interest Paid at Maturity Maturity Date: November 2nd, 2023 Minimum Investment: $100 Incremental Amounts of: $50 Senior Unsecured Debt Offering Period: September 29, 2022 to October 27, 2022 Target Offering Amount: $50,000 Maximum Offering Amount: $250,000	None

The minimum investment for this Offering shall be $100 and additional amounts may be invested in increments of $50 thereafter. Interest accrues annually at 3.5% and will be paid upon the maturity of the Note. The Company will offer a minimum Target Offering Amount of $50,000 and a Maximum Offering Amount of $250,000.

Financial Covenant

The Company will maintain a projected debt service coverage ratio of 2.0x or greater while Notes are outstanding. The Company will also maintain, at all times, at least a 1.0x coverage of this issuance of Green Liberty Notes within a debt reserve fund.

Seniority

The indebtedness evidenced by the Notes is Senior in right of payment to the payment in full of any Other Indebtedness in existence on the Issuance Date or thereafter incurred. Notwithstanding the forgoing, (i) the indebtedness evidenced by the Notes shall be made on a parity with other unsecured debt securities (i.e. other issuances of Notes) which may be issued by the Company, and (ii) the Company may make payments of principal, interest, fees or expenses with respect to any Other Indebtedness provided that (a) no Event of Default under the Notes has occurred and is continuing and (b) any such payments of principal, interest, fees or expenses with respect to any Other Indebtedness do not or are not reasonably believed by the Company to result in an Event of Default, including the Company's covenant that the projected debt service coverage ratio will always remain above 2.0x.

"Other Indebtedness" means, unless expressly subordinated to or made on a parity with the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Indebtedness, or any indebtedness arising from the satisfaction of such Indebtedness by a guarantor. As of the date of issuance, other than its borrowing from the Green Bank, the Company does not have any Other Indebtedness nor does it contemplate incurring any such Other Indebtedness.

Valuation

The Notes are a debt instrument and are valued based upon interest rate. The Company believes that a review of the interest rates of comparable unrated 1-year taxable municipal bond issuances, 1 year mini-bond issuances, and one-year CDs is a reasonable approach to identifying a market rate for outstanding Green Liberty Notes. Financial Advisors that understand the short maturity end of the market would also be able to provide additional contextual guidance on the market for similar notes. Given there is no public market for Green Liberty Notes, it is difficult to value the securities.

Voting Rights and Limitations.

The holders of the Notes are not entitled to vote on any matters pertaining to the Company. The Member holds 100% of the voting rights and equity ownership of the Company.

The terms of the other issuances of Regulation CF Securities are similar and are listed below. For full information, see the link to each offering's SEC Filing.

CGB Green Liberty Notes - Round 3		
Link to SEC Filing	**Terms**	**Voting Rights**
https://www.sec.gov/Archives/edgar/data/1896328/000174758422000024/0001747584-22-000024-index.htm	**Green Liberty Notes** 2.50% Annual Interest Rate Interest Paid at Maturity Maturity Date: August 11, 2023 Minimum Investment: $100 Incremental Amounts of: $50 Senior Unsecured Debt Offering Period: July 7, 2022 to August 5, 2022 Target Offering Amount: $50,000 Maximum Offering Amount: $250,000	None
CGB Green Liberty Notes - Round 2		
Link to SEC Filing	**Terms**	**Voting Rights**
https://www.sec.gov/Archives/edgar/data/1896328/000174758422000010/0001747584-22-000010-index.htm	**Green Liberty Notes** 1.50% Annual Interest Rate Interest Paid at Maturity Maturity Date: May 19, 2023 Minimum Investment: $100 Incremental Amounts of: $50 Senior Unsecured Debt Offering Period: April 13, 2022 to May 13, 2022 Target Offering Amount: $100,000 Maximum Offering Amount: $250,000	None
CGB Green Liberty Notes - Round 1		

Link to SEC Filing	Terms	Voting Rights
https://www.sec.gov/ Archives/edgar/data/ 1896328/00017475842 1000029/0001747584 -21-000029-index.ht m	**Green Liberty Notes** 1.00% Annual Interest Rate Interest Paid at Maturity Maturity Date: One Year Minimum Investment: $100 Incremental Amounts of: $100 Senior Unsecured Debt Offering Period: December 14, 2021 to January 14, 2022 Target Offering Amount: $100,000 Maximum Offering Amount: $250,000	None

Capital Structure

The Company is wholly owned and managed by the Member, which is wholly owned and managed by the Parent. The Regulation CF Notes do not affect the voting or economic interest in the Company.

Owner	Company	Ownership Interest
CEFIA Holdings, LLC	CGB Green Liberty Notes, LLC	100%

Table 3. Equity Capital Structure as of September 29, 2022

Beneficial Owners

Below are the names and ownership levels of each person or entity who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner	% of Voting Power Prior to Note Offerings	% of Voting Power After Note Offerings
CEFIA Holdings, LLC	100%	100%

Table 4. Beneficial Owners ownership percentages as of September 29, 2022

Indebtedness

Creditor Name	Creditor(s) Date	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Green Liberty Note Holders	January 21st, 2022	$190,400.00	1%	January 21st, 2023	
Green Liberty Note Holders	May 20th, 2022	$114,335.00	1.5%	May 20th, 2023	
Green Liberty Note Holders	August 11th, 2022	$250,000	2.5%	August 11th, 2023	
Connecticut Green Bank	January 13th, 2022	$3,024,056.80	0%	June 30th, 2023	

Table 5. Material indebtedness of the Issuer as of September 7th, 2022. Note that the Fourth issuance of the Green Liberty Notes is being processed at the time of this report, to be issued on November 2, 2022 and is not included in this table.

Exempt offerings within the past three years

The Company held an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from December 14, 2021 to January 14, 2022. $190,400 of funds were raised, equal to a total of $190,400 in debt securities issued to 113 investors. The Company held an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 13, 2022 to May 13, 2022. $114,335 of funds were raised, equal to a total of $114,335 in debt securities issued to 50 investors. The Company held an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from July 7, 2022 to August 5, 2022. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 81 investors. The Company's offering period for its fourth exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green was from September 29, 2022 and just ended on October 27, 2022. Commitments are being processed currently to finalize the total raised amount. [2] The Use of Proceeds for each of these offerings is provided below. For further information, view the Form C's on the SEC's EDGAR website.

---

[2] Note: Company's maximum raise amount is $250,000 The notes are expected to be issued on November 2, 2022. .

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**100,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	2,500	2.5%	4,750	1.9%
Net Proceeds	**97,500**	**97.5%**	**245,250**	**98.1%**
Less: Legal	3,940	3.9%	3,940	1.6%
Less: Debt Service	93,560	93.6%	241,310	96.5%
Total Use of Net Proceeds	**97,500**	**97.5%**	**245,250**	**98.1%**

Table 6: Use of Proceeds from the Company's previous Offering with offering period from December 14, 2021 to January 14, 2022

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**100,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	2,500	2.5%	4,750	1.9%
Net Proceeds	**97,500**	**97.5%**	**245,250**	**98.1%**
Less: Legal	1,000	1.0%	1,000	0.4%
Less: Debt Service	96,500	96.5%	244,250	97.7%
Total Use of Net Proceeds	**97,500**	**97.5%**	**245,250**	**98.1%**

Table 7: Use of Proceeds from the Company's previous Offering with offering period from April 13, 2022 to May 13, 2022

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**

Table 8: Use of Proceeds from the Company's previous Offering with offering period from July 7, 2022 to August 5, 2022.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**50,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**

Table 9: Use of Proceeds from the Company's previous Offering with offering period from September 29, 2022 to October 27th, 2022.

Limitation and Dilution of Rights.

The rights of the Notes that have been offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Rights of Principal Shareholders

The Member has all of the voting equity of the Company and is the sole member of the Company. Accordingly, the Member has the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its obligations. Noteholders have no ability to influence Company action.

Related Party Transactions

The Company entered into a loan agreement with the Parent, and contractually purchased a 100% participation interest in the future SBEA revenue from the first 12 tranches purchased by the Member (the "Participation Interests"), as described in the Business Plan. This obligation is subordinate to every amount due to the crowdfunding debt as and when due. The maximum principal amount of the revolving loan is $10 million, with a zero percent (0%) interest rate, and the Company plans to begin repayments in 2023. Each advance under the revolving loan will be used by the Company to purchase Participation Interests. The current balance is $3,024,056.80 as of September 7th, 2022. Separately, the Company has and will continue to pay the Parent for certain shared services as described in the Anticipated Expenses, and has and will pay the Parent for certain outside service fees as described in the Use of Funds.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. CGB GREEN LIBERTY NOTES, LLC UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Results of Operations

CGB Green Liberty Notes, LLC was formed on October 15, 2021 to perform the business activity described in the Business section of this Form C. The Company has received a loan from the Parent and paid the Member for a participation interest in SBEA Loans as described earlier in this document. The Company also issued $190,400 of Green Liberty Notes in January of 2022, $114,335 of Green Liberty Notes in May of 2022, and $250,000 of Green Liberty Notes in August of 2022. There is no material change in the Company's operations and financial status since the June 30, 2022 year end financial statements provided in the Appendix 1.

Anticipated Revenues

The Company was formed on October 15, 2021. The Company receives revenues from the SBEA Loan Program, described in the Business Plan Section, derived from the Participation Interests the Company has purchased and will continue to purchase from the Member.

When SBEA Loan Program customers repay their loans via their utility bills, revenues are paid to Eversource, and ultimately a share of these program revenues flow to the Member in accordance with its originally 10% interest, and now 20% interest, in the program loans. The Company, having purchased a 100% participation interest in those revenues from the Member, receives these same program revenues received by the Member from Eversource (which the Member, in turn, transmits to the Company).

During the Company's first fiscal year, $703,116 of SBEA loan repayments were received resulting in $32,594 of interest income. More details can be found in the financial statements in Appendix 1.

Other Revenues

There are no other material revenue sources of the Company besides payments from the SBEA Loan Program, but the Company may earn interest income on cash balances it may invest in highly liquid and secure investments.

Anticipated Expenses

- **Legal Expense:** The Company will pay the Parent for a portion of the legal services related to this issuance.

- **Accounting and Investor Management Expenses:** The Company will receive accounting, legal, financial advisor, and administrative services from the Parent.

- **Raise Green Service Fees:** Raise Green will charge the company a service fee of 1.5% of the raised funds ($3,750 if $250,000 is raised) as well as a flat $1,000 fee for other expenses associated with transaction processing.

- **Payment into the SBEA Loan Program:** The Company may pay the Member for a 100% participation interest in the revenues of future tranches that the Member purchases from Eversource.

The Company's expenses have come in materially as expected. For details, financial statements as of June 30th, 2022 are in Appendix 1.

Financial Milestones

- January 2022: The Company paid the Member $2,011,524 for an initial participation interest in the Member's interest in the outstanding principal balance of each applicable SBEA loan.

- January 2022: Entered into a loan from the Parent for Company operations, receiving a first advance in the amount of $2,011,524.

- January 2022: the Company completed its first crowdfunding raise under Regulation Crowdfunding totaling $190,400 in subscriptions to purchase the first round of Green Liberty Notes.

- February 2022: The Company received its first revenue from the initial participation interest.

- February-September 2022: The Company purchased participation interests in additional SBEA tranches and received an equivalent loan advance from the Parent for each tranche.

- March 2022: The Member signed the Amended and Restated Master Purchase and Servicing Agreement.

- May 2022: The Company completed its second crowdfunding raise under Regulation Crowdfunding totaling $114,335 in subscriptions to purchase the second round of Green Liberty Notes.

- August 2022: The Company completed its third crowdfunding raise under Regulation Crowdfunding totaling $250,000 in subscriptions to purchase the third round of Green Liberty Notes.

- October 2022: The Company's fourth Green Liberty Notes closed, and being processed for final raise and issuance amounts. Notes expect to be issued on November 2nd.

- November 2022 - February 2023: Company plans to continue purchasing participation interests in additional SBEA tranches and receive equivalent loan advances from the Parent for each tranche

- November 2022 - February 2023: Company to consider additional Green Liberty Notes Issuances to provide more investment opportunities for everyday investors.

- January 2023: Pay Green Liberty Note principal and interest to Crowd investors that purchased the first issuance of Green Liberty Notes.

- January 2023: Begin Loan repayment to the Parent.

- May 2023: Pay Green Liberty Note principal and interest to Crowd investors that purchased the second issuance of Green Liberty Notes.

- August 2023: Pay Green Liberty Note principal and interest to Crowd investors that purchased the third issuance of Green Liberty Notes.

Liquidity and Capital Resources

The Company considers Cash equivalents as cash and highly liquid short-term investments with an original term of 90 days or less when purchased. The Company had $1,190,349.75 in Cash and Cash Equivalents as of September 7, 2022.

The proceeds of our Green Liberty Notes have not been required for the viability of the Company but are instrumental in its ability to perform the operations for which it was created. The Use of Proceeds outlines the critical nature of the Green Liberty Notes' raises to meeting the intended business plans.

The Company expects to be able to manage its cash flow requirements to back its payments and debt service using revenues derived from the Participation Interests.

The Company began generating Revenue through the Participation Interests in February of 2022. Should revenue generation be delayed due to delays in project implementation, the Company will have the raised funds to maintain liquidity. The Company is not projected to have any liquidity needs before the principal and interest during the lifetime of the existing Green Liberty Notes. Due to the low-cost structure of the company, the Company expects the SBEA Program payments via the Participation Interests enables the Company to operate indefinitely.

Please see the list of the Risks associated with an investment when utilizing the financial forecasts prepared by the Company.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis. Under existing statutes, interest on the Notes is excluded from Connecticut taxable income for purposes of the Connecticut income tax on individuals, trusts and estates and is excluded from amounts on which the net Connecticut minimum tax is based in the case of individuals, trusts and estates required to pay the federal alternative minimum tax. Interest on the Notes is included in gross income for purposes of the Connecticut corporation business tax. Owners of the Notes should consult their tax advisors with respect to other applicable state and local tax consequences of ownership of the Notes and the disposition thereof.

Disqualification

No Disqualifying event has been recorded in respect to the Company or its officers or directors, including but not limited to those requirements set forth in 17 C.F.R. § 227.503.

Annual Reports

The Company plans to provide Annual Reports to investors, available within 120 days of the end of the issuer's most recent fiscal year. The Company will post future Annual Reports on EDGAR, the SEC's website, and subsequently on its website (invest.ctgreenbank.com).

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Other Material Information

The Company has met all of its financial commitments per the terms in its previous raise, including but not limited to maintaining a projected debt service coverage ratio of at least 2.0x.

Financial Statements for Fiscal Year 2021

Financial statements provided here are prepared in accordance with U.S. generally accepted accounting principles. The Financial Statements included in Appendix 1 have been audited by a public accountant that is independent of the Company. The Audited Financial Statements represent the Balance Sheet as of October 15, 2021, with subsequent events through March 25, 2022 included in the Notes to the Financial Statements.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of each offering, including the merits and risks involved. This issuer and its securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of any document associated with securities issued by thai issuer. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. The securities offered by this issuer are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that any of its securities are exempt from registration.

Company Risks

Third Party and Repayment Risks

The SBEA program which supports the notes issued by the Company is designed such that resources from the Connecticut Energy Efficiency Fund ("CEEF") are used by Eversource (as agent for the CEEF) to repay the Member for any loan losses from the Master Purchase Agreement. If the CEEF is no longer able to perform this role, the Member and the Company would be exposed to these loan losses without any available recourse. Such a situation could impact the ability of the issuer to repay issued Notes.

There is a risk that Eversource will not perform its duties which include: review and selection of loan applications vs loan criteria, and service loans in a professional and timely manner. Eversource also acts as an agent for the CEEF, and any delay in the repayment of loans or delinquent balances to the Member could impact its ability to pay the Company, and as a consequence this could impact the issuer's ability to pay the noteholder their principal and interest.

There is a risk that Customers fail to pay Eversource and default on their loans. If a substantial group of borrowers default, as a result of COVID-19 restrictions, general economic conditions, Force Majeure events or any other reason, it could overwhelm the CEEF's ability to cover the loan losses. Depending on the scale of the defaults, this could lead to a delay in repayments from CEEF or a complete inability to cover the losses.

COVID-19

The COVID-19 pandemic is still ongoing and another wave of cases could bring back economic restrictions that inhibit the ability of SBEA customers to keep their businesses open and pay their loans. Building owners may also experience unexpected financial difficulties given unemployment rates and supply chain issues and thus default on, or delay their loan payments. Such defaults could result in the conditions described in the Repayment Risks section.

General economic conditions

The success of the Company can be impacted by general economic conditions. If a large-scale economic downturn, like the great recession or the economic downturn that resulted from the onset of the COVID-19 pandemic, were to occur during the duration of these notes, widespread defaults or late payments may occur. Such defaults could result in the conditions described in the Customer Repayment Risk section.

Force Majeure

As a result of climate change, the threat of extreme weather events like tropical storms and flash floods is increasing. A natural disaster or other event beyond the control of the Company could cause damage to the SBEA equipment upgrades or cause other damage that could eliminate customer's energy savings or otherwise hinder their ability to repay their loans, possibly leading to defaults. Such defaults could result in the conditions described in the Customer Repayment Risk section.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state and local. Regulations are continually being reviewed and court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on our business.

Breach of Contract

There is a possibility that there could be a breach of contract associated with the project. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to pay investors.

Cash Flow Delays

Loan revenues may be delayed because of administrative errors or other factors outside of the Company's control. The repayment of delinquencies also come in a delayed fashion as loans aren't considered delinquent until there have been 4 months without payment. Once a loan is considered delinquent it could take multiple months for the Member to be repaid by Eversource (acting as the agent for CEEF) because Eversource will then reach out to the customer and investigate whether there has been an error or if the customer will be able to catch up with payments. If there are significant delays, it could leave the Company without the cash flow to pay obligations.

Limited Assets

The Company has limited assets. The Notes are non-recourse obligations of the Company and are payable solely from the Company's anticipated revenues related to the SBEA Program. Generally, if Noteholders do not receive their distribution payments on the Notes, they will have no recourse against the Company, the Member, the Parent, or any of their respective affiliates. Consequently, Noteholders must rely solely on the anticipated revenues related to the SBEA Loan Program for the payment of principal and interest.

Performance of the Member

The SBEA Program Assets will be managed by the Member. No person will provide a guarantee of the obligations of the Member, including, without limitation, the Parent or the State of Connecticut. The amount and timing of periodic distributions of SBEA revenues will depend in part on the relative skill and diligence exercised by the Member in performing its obligations with respect to the SBEA Program. Various factors may affect the ability of the Member to fulfill its contractual obligations and the resources that the Member may be able or willing to devote to servicing the SBEA Program. These factors may include, for example, the financial condition of the Member at any time, litigation or governmental proceedings involving the Member or the Parent, the size and rate of growth of the Member's portfolio, and the amount of time required to be devoted by management personnel to other activities. Resignation or termination of the Officers of the Company for any reason may affect the timing and amount of periodic distributions on the Notes.

Unsecured Fixed Income Note Risk

Limited Upside Potential

With fixed income securities (such as the Notes that have been issued by the Company) there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). And because with fixed income, the amounts payable on the Notes are fixed amounts, a noteholder does not have the ability to participate in any economic upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholders have no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets.

Valuation risk

There is currently a very limited market of comparable offerings that the Company referenced for the purpose of setting an appropriate interest rate for the Notes.

Interest rate risk

Interest rates fluctuate over time and may go up or go down. If market interest rates go up (for example from 3.5% to 4% for a similar investment) in the future, any investment will maintain its original lower coupon rate.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are riskier inherently.

No Ownership or Voting Rights.

The Notes are a debt instrument and holders will have no voting rights or other ability to influence actions of the Company.

Risks related to certain Corporate Actions.

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to any previously issued Notes, however the Company may issue additional securities that are pari passu to previously issued Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders

A sale of the Company or of assets of the Company — upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Limitations on recourse

There is no guarantee of payment to investors from, or recourse to, any individual members or shareholders of the Company or any other person.

No Opportunity to Cure

The Company will not have any opportunity to cure defaults.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes.

Green Designation Risk

"Green" labels on Notes and Bonds are solely for identification purposes and do not provide or imply that the owners of the Notes are entitled to any security other than that described under the Terms of the Notes. The designation also does not address the merits of the decision by the Company, its Parent, the Member or any third party to participate in the SBEA Loan program or other program; it merely conveys conformance with the **Green Bond Principles (GBP) formulated by International Capital Market Association (or ICMA)**. The designation by an independent third party is a point in time review of the 4 components of the Principles versus the Notes offering, and there is no guarantee that the Company will maintain this designation as it is a voluntary commitment on the part of the Company.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Appendix 1 - Financial Statements

Financial Statements

Financial statements provided here are prepared in accordance with U.S. generally accepted accounting principles. The Financial Statements included herein have been audited by a public accountant that is independent of the Company. The Self-Certified Financial Statements represent the period from Company inception on October 15, 2021 to June 30, 2022.

Certification of Financial Statements

A principal executive officer certifying financial statements as described in SEC's Regulation Crowdfunding § 227.201 Disclosure requirements must provide the following certification:

I, Bryan Garcia, as President of CGB Green Liberty Notes LLC certify that:

1. The financial statements for the period from inception through June 30, 2022 and associated notes to the financial statements of CGB Green Liberty Notes LLC included in this Form are true and complete in all material respects; and

2. CGB Green Liberty Notes LLC was founded in 2021. It is intended that the Company shall be treated as a disregarded entity for federal, state, and local income tax purposes, and is 100% owned by CEFIA Holdings LLC, a nontaxable entity and single-member LLC of the Connecticut Green Bank, a quasi-public agency of the State of Connecticut. As such, no tax returns are needed to be filed and no tax related information is included.

Bryan Garcia
President
CGB Green Liberty Notes LLC (Issuer)

CGB GREEN LIBERTY NOTES LLC
FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (OCTOBER 15, 2021) THROUGH JUNE 30, 2022


CGB Green Liberty Notes LLC
Balance Sheet
6/30/2022
(Unaudited)

Assets


Current Assets:

Cash	$	955,913
Accounts receivable		26,872
Participation in SBEA Portfolio, Current Portion		1,078,966
Total current assets		2,061,751

Other Assets:

Participation in SBEA Portfolio, Non-Current Portion		1,274,569
Total assets	$	3,336,320


Liabilities and Members' Equity


Current Liabilities:

Green Liberty Notes payable	$	304,735
Accrued interest payable		1,112
Total current liabilities		305,847

Other Liabilities

Note Payable - CGB		3,024,057
Total liabilities		3,329,904

Members' Equity

		6,416
Total liabilities and members' equity	$	3,336,320


CGB Green Liberty Notes LLC
Income Statement
Period from Inception (October 15, 2021) through June 30, 2022
(Unaudited)


Revenues		
Interest income	$	32,594
Total Revenues		32,594
Operating expenses:		
Professional fees		25,066
Total operating expenses		25,066
Operating income		7,528
Other expenses:		
Interest expense		1,112
Total other expenses		1,112
Net loss	$	6,416

CGB Green Liberty Notes LLC
Statement of Cash Flows
Period from Inception (October 15, 2021) through June 30, 2022
(Unaudited)

Operating Activities:

Net income	$ 6,416
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Interest income	(32,594)
Changes in operating assets and liabilities:	
Accounts receivable	(26,872)
Accrued interest payable	1,112
Net cash used in operating activities	(51,938)
Investing activities:	
Participation in SBEA Portfolio	(3,024,057)
Proceeds from repayments of SBEA Loans	703,116
Net cash used in investing activities	(2,320,941)
Financing activities:	
Proceeds from note payable - CGB	3,024,057
Proceeds from Green Liberty Notes crowdfunding	304,735
Net cash provided by financing activities	3,328,792
Net increase in cash and cash equivalents	955,913
Cash, beginning of period (unrestricted)	-
Cash, end of period (unrestricted)	955,913

1. Nature of operations and significant accounting policies

Nature of Operations

CGB Green Liberty Notes LLC was formed on October 15, 2021 ("Inception") in the State of Connecticut.   The financial statements of CGB Green Liberty Notes LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hartford, CT.

The Company is a special purpose, Connecticut, domestic limited liability company that is a direct wholly-owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly-owned by the Connecticut Green Bank (the "Green Bank" or the "Parent").

CGB Green Liberty Notes LLC was formed up to offer low and moderate income investors greater access to green investment by issuing "Green Liberty Notes", and to support the repayment of those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut through one of the Green Bank's partner programs. The notes are issued to eligible investors in reliance of the exemption under Section 4(a)(6) of the Securities Act of 1933. The exemption limits the amount of securities issued during the 12-month period preceding the date of such offer or sale, including the securities offered in such transaction, to $5,000,000.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents consist of cash and highly liquid short-term investments with an original term of 90 days when purchased and are recorded at cost, which approximates fair value.

Concentration of Credit Risk

The Company will maintain its cash with various financial institutions. At times, these balances may exceed insurance limits up to $250,000 provided by the Federal Deposit Insurance corporation (FDIC).

Accounts receivable

Accounts receivable represent amounts due on the SBEA portfolio and outstanding. Accounts receivable are stated at the amounts due under the agreement.

Revenue Recognition

The Company recognized revenue at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods or services to its customers using the following five-step process:

1. Identify the contract(s) with the customer

2. Identify the performance obligation(s) in the contract
3. Determine the transaction price
4. Allocate the transaction price to performance obligations in the contract
5. Recognize revenue when (or as) the Company satisfies a performance obligation

See Note 4 for details on how the above five-step process is applied to the company's contracts with customers.

Contract Assets and Liabilities

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities). The company does not have any contract assets or contract liabilities at June 30, 2022.

Subsequent Events evaluation by Management.

Management has evaluated subsequent events for disclosure and/or recognition in the financial statement through the date that the financial statement was available to be issued, which date is October 27, 2022.

2. Assets

    A. Participation in SBEA Portfolio

On January 13, 2022, the Company entered into a participation agreement with CEFIA Holdings to purchase a participation interest in CEFIA Holdings' ownership of a portfolio of outstanding energy efficiency loans (the SBEA Agreement). This participation interest will provide the Company with revenues on a monthly basis equal to repayments received on CEFIA Holdings' interest of the outstanding principal balance of each loan purchased, or to be purchased, in the SBEA Agreement. On January 13, 2022, the Company paid CEFIA holdings $2,011,524 for the initial participation. The participation by the Company is without recourse to CEFIA Holdings.

On March 17, 2022, the Company paid CEFIA Holdings $335,115 for the purchase of the 11th tranche of SBEA loans under the participation agreement. This tranche includes 185 loans valued at $350,589 purchased at a 2.36% discount rate. The loans are subject to certain non-financial covenants specified in the agreement.

On June 14, 2022, the Company paid CEFIA Holdings $677,417 for the purchase of the 12th tranche of SBEA loans under the participation agreement. This tranche includes 150 loans valued at $740,538 purchased at a 4.88% discount rate. The loans are subject to certain non-financial covenants specified in the agreement.

Future principal repayments under the portfolio are as follows:

Years Ending June 30,	Loan Portfolio		Discount		Balance	
2023	$	1,126,659	$	(47,693)	$	1,078,966
2024	$	672,156	$	(28,814)	$	643,342
2025	$	414,977	$	(20,449)	$	394,528
2026	$	220,914	$	(14,585)	$	206,329
2027	$	16,306	$	(384)	$	15,922
Thereafter	$	14,798	$	(350)	$	14,448
	$	2,465,810	$	(112,275)	$	2,353,535
Current portion	$	1,126,659	$	(47,693)	$	1,078,966
Non-current portion		1,339,151		(64,582)		1,274,569
	$	2,465,810	$	(112,275)	$	2,353,535

3. Liabilities

A. Green Liberty Notes Payable

On January 14, 2022, the Company completed its initial crowdfunding raise under Regulation Crowdfunding (REG-CF) totaling $190,400 in subscriptions to purchase the first round of Green Liberty Notes. These notes have a one-year maturity with a 1.00% annual interest rate to be paid on the maturity date of January 23, 2023.

On May 13, 2022, the Company completed a crowdfunding raise under Regulation Crowdfunding (REG-CF) totaling $114,335 in subscriptions to purchase the second round of Green Liberty Notes. These notes have a one-year maturity with a 1.50% interest rate to be paid on the maturity date of May 19, 2023.

B. Note Payable – CGB

On January 13, 2022, the Company entered into a no-recourse loan with the Green Bank to fund the purchase of the SBEA participation interest noted in Note 2 above. The agreement provides for the Company to borrow, in the aggregate, a principal amount not to exceed $10 million. The note will bear interest at zero percent and will mature and be repaid in full, together with any other amounts due, on June 30, 2032. The Company is not obligated to make any installment payments on the note, and there are no penalties or premiums for prepayments. Three advances were made in the current period; (1) $2,011,524 on January 13, 2022, (2) $335,115 on March 17, 2022, and (3) $677,417 on June 14, 2022. The outstanding balance on the note at June 30, 2022 is $3,024,057.

4. Revenue from customers

The company's revenues is derived primarily from recognition of the discount (interest income) related to the participation in the SBEA portfolio of loans. The revenue is recognized when the performance obligations have been met, over time, systematically over the life of the associated loan. The transaction price is determined by the discount rate used within the purchase of each tranche of SBEA loans purchased.

The Company determines the performance obligations based on the specifics and ultimate deliverables to the customer. To identify the performance obligations, the Company considers all of the goods or services promised in the contract regardless of whether they are explicitly stated or implied by customary business practices. Generally, the Company's only performance obligation is the purchase of loans in the SBEA portfolio, and there are no multiple obligations.

5. Subsequent events

On August 5, 2022, the Company completed a crowdfunding raise under Regulation Crowdfunding (REG-CF) totaling $250,000 in subscriptions to purchase the third round of Green Liberty Notes. These notes have a one-year maturity with a 2.50% interest rate to be paid on the maturity date of August 11, 2022.

On October 19, 2022, the Company paid CEFIA Holdings $1,114,951 for the purchase of the 13th tranche of SBEA loans under the participation agreement. This tranche includes 261 loans valued at $1,188,512 purchased at a 6.39% discount rate and an additional 5 loans valued at $69,400 purchased at a 6.23% discount rate. The loans are subject to certain non-financial covenants specified in the agreement.